Exhibit 99.1

Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 Email: allen.zhang@pansoft.com	CCG Investor Relations Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com

For immediate release:

Pansoft Signs Contract with Sinopec for Centralized Accounting and Treasury Management Systems

Jinan, China, July 21, 2010 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that it has signed two contracts with Sinopec Corp. to develop and install: (1) a centralized accounting management system and (2) a treasury management system upgrade.

Sinopec is one of China’s leading petroleum companies and is headquartered in the Chaoyang district of Beijing. Its businesses include: oil and gas exploration, refining, and marketing; production and sales of petrochemicals, chemical fibers, chemical fertilizers, and other chemical products; storage and pipeline transportation of crude oil and natural gas; import and export of crude oil, natural gas, refined oil products, petrochemicals, and other chemicals.

The centralized accounting system will combine and integrate Sinopec’s current multi-layer accounting subsystem and thousands of accounting centers into one unified system.  The system aims to: standardize accounting standards and procedures, consolidate financial management processes, strengthen financial management and control, improve the access and analysis of quality financial information, and modernize the financial management group. The centralized accounting system will cover the financial and accounting operations of all Sinopec’s and its parent company’s privately held subsidiaries, and the contract is valued at approximately $2.9 million.

The centralized treasury management system upgrade will further enable resource allocation and process control under one common platform. It enables management to dynamically manage, monitor, and control business processes, as well as analyze the flow of capital and information.  Further, the system manages business-critical financial functions at key decision points to improve capital efficiency and shield the company’s business by monitoring financial risk. In the project development and implementation stages, Pansoft will provide Sinopec with customized consulting solutions, including testing, implementation, system integration, training, and other technical support services.  Sinopec engaged Pansoft for the original centralized treasury management system in 2009.  The centralized treasury management system contract is valued at approximately $1.1 million.

“We are pleased to continue to implement our value-added solutions with one of the largest global oil and gas players,” said Guoqiang Lin, Chief Executive Officer of Pansoft. “Our cooperation with Sinopec further solidifies our leadership in enterprise resource planning software and professional services in the oil and gas industry.  We will leverage this opportunity working in one of the largest corporations in the world to expand our services and strengthen our capabilities.”

About China Petroleum & Chemical Corporation (Sinopec Corp.)

China Petroleum & Chemical Corporation (Sinopec Corp.) is a China-based energy and chemicals company. The Company and its subsidiaries engage in oil and gas and chemical operations in the People’s Republic of China (PRC). Sinopec Corp’s oil and gas operations include: exploration, development and production of crude oil and natural gas; transportation of crude oil and natural gas by pipeline; refinement of crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Its chemical operations include the manufacture and marketing of a range of chemicals for industrial uses. Sinopec Corp. operates in four business segments: exploration and production, refining, marketing and distribution chemicals, and corporate and other.  For more information, go to Sinopec Corp’s website at http://english.sinopec.com/.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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